                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Capsule Communications, Inc.
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)

                            Robert F. Quaintance, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald A. Burns

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7        SOLE VOTING POWER                                 0
 NUMBER OF
   SHARES
BENEFICIALLY      8        SHARED VOTING POWER                               0
  OWNED BY
    EACH
  REPORTING       9        SOLE DISPOSITIVE POWER                            0
   PERSON
    WITH
                 10        SHARED DISPOSITIVE POWER                          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON
         IN

                            Statement on Schedule 13D

         This Amendment No. 2 to Schedule 13D filed by Donald A. Burns, a natural person and U.S. citizen ("Mr. Burns") with respect to the common stock, par value $.001 per share (the "Common Stock"), of Capsule Communications, Inc. (f/k/a US Wats, Inc.), a corporation organized under the laws of the State of Delaware (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission by Donald A. Burns on February 15, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Donald A. Burns on March 13, 2001 (the "Schedule 13D Amendment"). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D Amendment.

Item 5. Interest in Securities of the Issuer.

Item 5, paragraphs (a), (b) and (e), are supplemented as follows:

         (a) On May 15, 2001, Mr. Burns executed a Consent, Waiver and Release, effective as of March 28, 2001, for the benefit of Gold & Appel (the "Consent"). Pursuant to the Consent, among other things, Mr. Burns (i) waived any rights with respect to the Capsule Shares under the New Pledge Agreement (other than the right to receive proceeds of a proposed sale thereof by Gold & Appel) and (ii) agreed that the Capsule Shares would no longer be subject to the pledge made pursuant to the New Pledge Agreement. As a result of the Consent and the transactions consented to thereunder, Mr. Burns is no longer the direct or indirect beneficial owner of any shares of Issuer's Common Stock.

         (b) As a result of the transaction described in paragraph (a) above, Mr. Burns does not have sole or shared voting or dispositive power with respect to any shares of Issuer's Common Stock.

         (e) Mr. Burns ceased to be the beneficial owner of more than five percent of the shares of the Issuer's Common Stock, effective as of March 28, 2001, as a result of the Consent executed on May 15, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

         Pursuant to the Consent, among other things, Mr. Burns (i) waived any rights with respect to the Capsule Shares under the New Pledge Agreement (other than the right to receive proceeds of a proposed sale thereof by Gold & Appel) and (ii) agreed that the Capsule Shares would no longer be subject to the pledge made pursuant to the New Pledge Agreement.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 7. Consent, Waiver and Release, as of March 28, 2001, by Donald
A. Burns for the benefit of Gold & Appel Transfer, S.A.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to
         Schedule 13D with respect to the undersigned is true, complete and correct.

Date:    May 21, 2001





                                            By:  /s/ Donald A. Burns
                                               -------------------------
                                                Name:  Donald A. Burns